SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                 INTERNATIONAL TRUST AND FINANCIAL SYSTEMS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    46052F106
                                 (CUSIP Number)



                               WILBERT H. MARMION
           9103 Emmott Road, Building 6, Suite A, Houston Texas 77040

                                 (281) 466-6585
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 19, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Wilbert H. Marmion
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [_]
                                                                        (b)  [X]

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)     [_]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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NUMBER OF       7  SOLE VOTING POWER
SHARES             2,360,430 shares of the common stock of the Issuer and
BENEFICIALLY       2,870,000 shares of the preferred stock of the Issuer
OWNED BY
EACH
REPORTING
PERSON
WITH
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                8  SHARED VOTING POWER
                   None
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                9  SOLE DISPOSITIVE POWER
                   2,360,430 shares of the common stock of the Issuer
                   and 2,870,000 shares of the preferred stock of the Issuer
--------------------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,360,430 shares of the common stock of the Issuer and 2,870,000 shares of the preferred stock of the Issuer
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
     (SEE INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.05% of the common stock of the Issuer and 100% of the preferred stock of the Issuer.
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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
ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock of International Trust and Financial Systems, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9103 Emmott Road, Building 6, Suite A, Houston, Texas 77040.

ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Wilbert H. Marmion, an individual (the "Reporting Person"). The Reporting Person's business address is 9103 Emmott Road, Building 6, Suite A, Houston, Texas 77040. The Reporting Person is a director, president, and chief executive officer of the Issuer.

     On January 19, 2004, pursuant to the terms of the Purchase and Escrow Agreement attached to this Schedule 13D as an exhibit, the Reporting Person acquired 2,360,430 shares of the common stock of the Issuer and 2,870,000 shares of the preferred stock of the Issuer. The Reporting Person acquired the shares of the common stock from various shareholders of the Issuer, and the shares of the preferred stock from the Issuer. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person used $20,000 of his personal funds as consideration for the purchase of the common and preferred shares of the Issuer pursuant to the Purchase and Escrow Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. Subsequent to the completion of the stock purchase transaction, the Reporting Person was elected the sole director, president, and chief executive officer of the Issuer. Concurrently with the election of the Reporting Person as an officer and director of the Issuer, David A. Pells and Tim Smith resigned as the officers and directors of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

     As part of the same stock purchase transaction, on January 19, 2004, Mr. Steven F. Owens, a brother-in-law of the Reporting Person, acquired 2,999,855 shares of the free-trading common stock of the Issuer. Mr. Owens acquired these shares from various shareholders of the Issuer. As consideration, Mr. Owens used $29,999.86 of his personal funds. Pursuant to the terms of the Purchase and Escrow Agreement, Mr. Owens plans to acquire an additional 2,999,855 shares of the free-trading common stock of the Issuer on or before March 15, 2004, and an additional 2,999,855 shares of the free-trading common stock of the Issuer on or before April 30, 2004.

     Also, as part of the same stock purchase transaction, on January 19, 2004, Alexander and Wade, Inc., a Nevada corporation ("AWI"), acquired 1,000,000 shares of the free-trading common stock of the Issuer for $10,000.00 from various shareholders of the Issuer. AWI used its working capital as consideration for the shares. Pursuant to the terms of the Purchase and Escrow Agreement, AWI plans to acquire an additional 1,000,000 shares


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
of the free-trading common stock of the Issuer on or before March 15, 2004, and an additional 1,000,000 shares of the free-trading common stock of the Issuer on or before April 30, 2004.

     Additionally, also pursuant to the same stock purchase transaction, on January 19, 2004, Ashvin Mascarenhas, an individual and an employee of AWI, acquired 1,000,000 shares of the free-trading common stock of the Issuer for $10,000.00 from various shareholders of the Issuer. Mr. Mascarenhas used his personal funds as consideration for the shares. Pursuant to the terms of the Purchase and Escrow Agreement, Mr. Mascarenhas plans to acquire an additional 1,000,000 shares of the free-trading common stock of the Issuer on or before March 15, 2004, and an additional 1,000,000 shares of the free-trading common stock of the Issuer on or before April 30, 2004.

     On February 24, 2004, the Issuer's sole director appointed Ellen Raidl and John Royston to serve as directors alongside Wilbert H. Marmion. Ms. Raidl and Mr. Royston were also elected officers of the Issuer. Consequently, as of the date of this Schedule 13D, the Issuer has the following officers:

              Office                                    Name
              ------                                    ----
President and Chief Executive Officer            Wilbert H. Marmion
       Secretary and Treasurer                       Ellen Raidl
           Vice President                           John Royston

     Mr. Marmion and Mrs. Raidl are married.

     Other than the completed stock purchase transactions described in Items 3 and 4, except as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any  action  similar  to  any  of  those  enumerated  above.

     The Reporting Person plans to cause the Issuer to change its state of incorporation from Florida to Nevada. As part of the change of domicile, the Issuer will adopt a new corporate name, articles of incorporation and bylaws. The Issuer will file an appropriate Schedule 14C under the Act to implement the desired changes, as soon as those changes have been determined. Moreover, the Issuer's business will be changed. Upon occurrence of such corporate events, the Issuer will promptly file a current report on Form 8-K with the SEC to report the changes.


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
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 2,360,430 shares of the common stock of the Issuer which constitute approximately 7.05 percent of the outstanding shares of the common stock of the Issuer and 2,870,000 shares of the preferred stock of the Issuer, which constitute 100 percent of the outstanding shares of the preferred stock of the Issuer. Each preferred share is convertible into 40 shares of the common stock of the Issuer and each preferred share has the same voting rights as 40 shares of the common stock of the Issuer. As a result, the Reporting Person has the power to vote 117,160,430 shares of the common stock of the Issuer which number exceeds the total issued and outstanding shares of Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of all shares of the common and preferred stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                              IDENTIFICATION OF EXHIBIT
-----------                              -------------------------
   10.1      Purchase and Escrow Agreement between the Issuer ("Seller"), Wilbert H. Marmion
             ("Purchaser") and J. Bennett Grocock, P.A. ("Escrow Agent"), dated November 12, 2003.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: March 2, 2004.


                                        ----------------------------------------
                                        WILBERT H. MARMION


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